Exhibit 5.2

300 North LaSalle
Chicago, Illinois 60654

(312) 862-2000	Facsimile:
www.kirkland.com	(312) 862-2200
December 10, 2009
Hanesbrands Inc.,
and the Guarantors set forth on Exhibit A
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Re:	Registration Statement on Form S-3ASR (Registration No. 333-152733)
Ladies and Gentlemen:
     We are issuing this opinion letter in our capacity as special legal counsel to Hanesbrands Inc., a Maryland corporation (the “Issuer”), and the guarantors set forth on Exhibit A hereto (the “Guarantors” and, collectively with the Issuer, the “Registrants”). This opinion letter is being delivered in connection with the issuance and sale by the Issuer of $500,000,000 in aggregate principal amount of the Issuer’s 8.000% Senior Notes due 2016 (the “Notes”) pursuant to a Registration Statement on Form S-3ASR (Registration No. 333-152733) as filed with the Securities and Exchange Commission (the “Commission”) on August 1, 2008, under the Securities Act of 1933, as amended (the “Act”) (such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement”).
     The obligations of the Issuer under the Notes will be guaranteed by, among others, the Guarantors (the “Guarantees”). The Notes are to be issued pursuant to the Indenture (the “Base Indenture”), dated as of August 1, 2008, between the Issuer and Branch Banking and Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 10, 2009, among the Issuer, the Guarantors, another guarantor named therein and the Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). Pursuant to the Indenture, the Guarantors, along with another guarantor, will guarantee the obligations of the Issuer under the Notes.
     In connection with issuing this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including (i) resolutions of the Registrants with respect to the issuance of the Notes and the Guarantees,
Hong Kong  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Hanesbrands Inc.
December 10, 2009

(ii) organizational documents of the Registrants, (iii) the Indenture and (iv) the Registration Statement.
     For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto and the due authorization, execution and delivery of all documents by the parties thereto. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Registrants and others.
     Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies.
     Based upon and subject to the assumptions, qualifications, exclusions and limitations and the further limitations set forth below, we are of the opinion that when the Notes have been duly executed and authenticated in accordance with the provisions of the Indenture, the Notes will be binding obligations of the Issuer and the Guarantees will be binding obligations of the Guarantors.
     We hereby consent to the filing of this opinion with the Commission to be incorporated by reference into the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.
     Our advice on every legal issue addressed in this letter is based exclusively on the internal law of the State of New York, the General Corporation Law and the Limited Liability Company Act of the State of Delaware (including, in each case, the statutory provisions, all applicable provisions of the relevant state constitution and reported judicial decisions interpreting the foregoing) or the federal securities laws of the United States and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the jurisdiction which enacted such law. The manner in which any particular issue relating to the opinions would be

Hanesbrands Inc.
December 10, 2009

treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. This letter is not intended to guarantee the outcome of any legal dispute which may arise in the future. We are not qualified to practice law in the State of Maryland or the State of Colorado and have, without conducting any research or investigation with respect thereto, relied upon the opinion of Venable LLP for certain matters of Maryland law and upon the opinion of Hogan & Hartson LLP for certain matters of Colorado law, and do not express or imply an opinion on the laws of such states. We are not qualified to practice law in the State of Delaware and our opinions herein regarding Delaware law are limited solely to our review of provisions of the General Corporation Law and the Limited Liability Company Act of the State of Delaware (including the statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting the foregoing) which we consider normally applicable to transactions of this type, without our having made any special investigation as to the applicability of another statute, law, rule or regulation. None of the opinions or other advice contained in this letter considers or covers any foreign or state securities (or “blue sky”) laws or regulations.
     This opinion is furnished to you in connection with the issuance and sale of the Notes and is not to be used, circulated, quoted or otherwise relied upon for any other purpose.
Sincerely,
Kirkland & Ellis LLP

Exhibit A

Name of Guarantor	Jurisdiction of Formation
BA International, L.L.C.	Delaware
Caribesock, Inc.	Delaware
Caribetex, Inc.	Delaware
CASA International, LLC	Delaware
Ceibena Del, Inc.	Delaware
Hanes Menswear, LLC	Delaware
Hanes Puerto Rico, Inc.	Delaware
Hanesbrands Distribution, Inc.	Delaware
HBI Branded Apparel Limited, Inc.	Delaware
HBI Branded Apparel Enterprises, LLC	Delaware
HbI International, LLC	Delaware
HBI Sourcing, LLC	Delaware
Inner Self LLC	Delaware
Jasper-Costa Rica, L.L.C.	Delaware
Playtex Dorado, LLC	Delaware
Playtex Industries, Inc.	Delaware
Seamless Textiles, LLC	Delaware
UPCR, Inc.	Delaware
UPEL, Inc.	Delaware